BD 3/9

09057978

NITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46326

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MEETING STREET BROKERAGE, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 SW MARTIN DOWNS BLVD
(No. and Street)

PALM CITY	FLORIDA	34990
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL DAMSKY CPA, P.C.
(Name – *if individual, state last, first, middle name*)

40-3 BURT DRIVE	DEER PARK	NEW YORK	11729
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
FEB 27 2009
Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/16

OATH OR AFFIRMATION

I, VINCENT ESPOSITO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MEETING STREET BROKERAGE, LLC, as of DECEMEBR 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Vincent Esposito 11221868

Meeting Street 11226313

Signature

Owner / CEO

Title

Notary Public

JUANITA GELTER
Notary Public - State of Florida
My Commission Expires Sep 9, 2010
Commission # DD 576858
Bonded By National Notary Assn.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEETING STREET BROKERAGE, LLC.

FINANCIAL STATEMENT and SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2008

TABLE OF CONTENTS

MICHAEL DAMSKY CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANT
40-3 Burt Road
Deer Park, New York 11729
(631) 595-2073

Meeting Street Brokerage, LLC
New York, New York

Gentlemen:

I have audited the statement of financial condition of Meeting Street Brokerage, LLC. as of December 31, 2008, and he related statements of income and retained earnings, changes in stockholders' equity, and cash flows, for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meeting Street Brokerage, LLC. as of December 31, 2008 and the results of its operations, changes in stockholders' equity and the changes in cash flows for the year then ended, in conformity with generally accepted accounting principles and the rules of the Securities and Exchange Commission.

Also, I have examined the supplementary schedules on page 8 to 10 and, in my opinion they present fairly in all material aspects the information included therein in conformity with the rules of the Securities and Exchange Commission.

Very truly yours,

Michael Damsky, CPA

MICHAEL DAMSKY, C.P.A.
Certified Public Accountant
Deer Park, New York
February 18, 2009

MEETING STREET BROKERAGE, LLC.

BALANCE SHEET

DECEMBER 31, 2008

ASSETS

Current Assets:	
Cash and Cash Equivalents	$ 3,273
Due from Broker	120,833
Securities	120
Prepaid Expenses	12,829
	137,055
Other Assets:	
Security Deposit	1,799
	$ 138,854

LIABILITIES and STOCKHOLDERS' EQUITY

Current Liabilities:	
Due to Broker	$ 1,917
Accounts Payable & Accrued Expenses	63,313
Due to Related Party	1,268
Total Liabilities	66,498
Member's Equity:	72,356
	$ 138,854

"See Accompanying Notes and Accountants' Report"

MEETING STREET BROKERAGE, LLC.

STATEMENT OF INCOME and RETAINED EARNINGS

YEAR ENDED DECEMBER 31, 2008

Revenue:	
Commissions	$1,090,111
Interest Income	1,190
Other Income	121,169
	1,212,470
Expenses	1,218,089
Net Income (Loss)	(5,619)
Member's Equity - Beginning of the year	77,975
Member's Equity - End of the year	$ 72,356

"See Accompanying Notes and Accountants' Report"

MEETING STREET BROKERAGE, LLC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

Cash Flows from Operating Activities:	
Net Income (loss)	$(5,619)
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) Decrease in due from broker	(42,330)
Increase (Decrease)in Due to Broker	(1,999)
(Increase) in Securities	(120)
(Increase) in Prepaid Expenses	(829)
Increase (Decrease)in Accrued Expenses	43,059
Net cash used for operating activities	(7,838)
Cash at beginning of year	11,111
Cash at end of year	$ 3,273

"See Accompanying Notes and Accountants' Report"

MEETING STREET BROKERAGE, LLC.

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2008

Balance at January 1, 2008	$ 77,975
Net Income (loss)	(5,619)
Balance at December 31, 2008	$ 72,356

MEETING STREET BROKERAGE, LLC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

NOTE 1 - **Nature of Business and Significant Accounting Policies**

Meeting Street Brokerage, LLC, (the "Company") is a brokerage firm engaged primarily in retail activities. The Company is registered as a broker-dealer with and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company operates as a single member limited liability company and is a disregarded entity for income tax purposes. Consequently, the individual member recognizes profits and losses of the Company and any related tax liability thereon, on the Sole Member's income tax return.

Revenue Recognition

The Company records client transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices.

MEETING STREET BROKERAGE, LLC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

NOTE 2 -**Regulatory Requirements**

The Company is subject to the Uniform Net Capital Rule ("the Rule") under the Securities Exchange Act of 1934. Under this Rule, the Company is required to maintain net capital, as defined, equal to $5,000. At December 31, 2008, the Company's net capital was $17,319, which exceeded its minimum net capital requirement by $12,319.

NOTE 3 -Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company can be engaged in buying and selling securities for a diverse group of investors. The Company would introduce these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company is obligated to settle transactions with brokers and/or other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses.

NOTE 4-Related Party Transactions

A related party assigned a lease to the Company on April 1, 2006, In connection therewith, the related party assigned a security deposit in the amount of $1,268 to the Company. The corresponding loan payable to related party in the amount of $1,268 is payable on demand and non-interest bearing.

<u>SUPPLEMENTARY INFORMATION</u>

MEETING STREET BROKERAGE, LLC.

EXPENSES

YEAR ENDED DECEMBER 31, 2008

Compensation-Members	$ 268,798
Compensation-Other	386,855
Clearing Charges	134,548
Communications & Execution Charges	150,752
Regulatory Fees	18,393
Operations	258,743
	$1,218,089

"See Accompanying Notes and Accountants' Report"

MEETING STREET BROKERAGE, LLC.

COMPUTATION OF NET CAPITAL

YEAR ENDED DECEMBER 31, 2008

1.	Total Ownership Equity	$ 72,356
2.	Less: Non Allowable Assets	54,081
		18,275
3.	Add: Subordinated Liabilities	-
		18,275
4.	Less: Haircuts on Securities	956
5.	Tentative Net Capital	17,319
7.	Net Capital	$ 17,319

MEETING STREET BROKERAGE, LLC.

YEAR ENDED DECEMBER 31, 2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

1.	Minimum Net Capital required - (6 2/3% Aggregate Indebtedness)	$ 4,435
2.	Minimum Dollar Net Capital Requirement computed in accordance with SEC rules	5,000
3.	Net Capital Requirement	5,000
4.	Net Capital	17,319
5.	Excess Net Capital	$ 12,319

COMPUTATION OF AGGREGATE INDEBTEDNESS

6.	Total Liabilities	$ 66,498
7.	Non Aggregate Indebtedness Liabilities	-
		$ 66,498

"See Accompanying Notes and Accountants' Report"

MEETING STREET BROKERAGE, LLC.

RECONCILIATION OF NET CAPITAL

YEAR ENDED DECEMBER 31, 2008

Audited Net Capital	$ 17,319
Net Capital per Focus Part IIA	$ 20,162
Difference	$ (2,843)

Additional fees due from clearing broker	$ 5,174
Non-allowable assets	(185)
Haircuts	(956)
Additional accrual	(6,876)
	$ (2,843)

"See Accompanying Notes and Accountants' Report"

MICHAEL DAMSKY CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANT
40-3 Burt Drive
Deer Park, New York 11729
(631) 595-2073

FEBRUARY 18, 2009

Meeting Street Brokerage, LLC
New York, New York

Gentlemen:

I have examined the Financial Report of Meeting Street Brokerage, LLC. as required by the Commodities Futures Trading Commission regulations as of December 31, 2008 and have issued a report thereon dated February 18, 2008. As part of my examination I reviewed and tested the system of internal accounting control and the procedures for safeguarding customer and firm assets for the year ended December 31, 2008 to the extent I considered necessary to evaluate the system as required by generally accepted accounting standards and by Regulation 1.16 of the Commodity Exchange Act.

Regulation 1.16 contemplates that the scope of the review and test should be sufficient to provide reasonable assurance that any material inadequacies existing at the date of my examination in the accounting system, the internal accounting controls, and the procedures for safeguarding customer and firm assets would be disclosed. Under these standards and that regulation, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material inadequacies in internal accounting control.

Further, my examination included reviews of the practices and procedures followed by the company in making periodic computations of the minimum financial requirements, pursuant to Rule 17a-5(g)(1) of the Securities and Exchange Commission.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets.

The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily require estimates and judgments by management. However, for the purposes of this report, the cost-benefit relationship has been disregarded in determining material inadequacies to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, error can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2008 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no material inadequacies.

Very truly yours,

Michael Damsky, CPA

MICHAEL DAMSKY CPA, P.C.
Certified Public Accountant
Deer Park, New York
February 18, 2009